File No.
82-3881

TYLER RESOURCES INC.

#1000, 800-5TH AVENUE S.W., CALGARY, ALBERTA T2P 3T6, TELEPHONE (403) 269-6753, FAX (403) 266-2606



SUPPL

December 20, 2001


02002776

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated December 20, 2001

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

Barbara O'Neill

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: December 20, 2001**
NEWS RELEASE: 01-13

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

New Officers Appointed

Calgary, Alberta-- Tyler Resources Inc. is pleased to announce the recent appointment of Mr. Jean-Pierre Jutras, P.Geol, as a new member of its Board of Directors and as President and Chief Operating Officer. Mr. Jutras is a Professional Geologist who graduated with honors in Geology from the University of Alberta in 1991. He has been actively employed in many facets of the exploration industry for the last 10 years in over 9 countries. Mr. Jutras also serves as a director and officer of a number of publicly listed companies and served as Interim President for Tyler Resources from June to November, 2001.

The Company would also like to welcome Mr. Regan Chernish, P.Geol, as Vice-President of Exploration. Mr. Chernish brings to the Company a wealth of "hands-on" experience in diamond exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring for diamonds in Canada's North before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001. Mr. Chernish will be instrumental in the future exploration and expansion of the Tyler Diamond Property portfolio.

Mr. James Devonshire has been appointed the Chairman and Chief Executive Officer of the Company.

Tyler Resources Inc. is an exploration company with a promising diamond exploration portfolio in the Northwest Territories and Coronation Gulf, base and precious metal prospects in Mexico and a gold property in Saskatchewan.

"B. O'Neill"

B. O'Neill, Secretary

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: December 20, 2001**
NEWS RELEASE: 01-13

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

New Officers Appointed

Calgary, Alberta-- Tyler Resources Inc. is pleased to announce the recent appointment of Mr. Jean-Pierre Jutras, P.Geol, as a new member of its Board of Directors and as President and Chief Operating Officer. Mr. Jutras is a Professional Geologist who graduated with honors in Geology from the University of Alberta in 1991. He has been actively employed in many facets of the exploration industry for the last 10 years in over 9 countries. Mr. Jutras also serves as a director and officer of a number of publicly listed companies and served as Interim President for Tyler Resources from June to November, 2001.

The Company would also like to welcome Mr. Regan Chernish, P.Geol, as Vice-President of Exploration. Mr. Chernish brings to the Company a wealth of "hands-on" experience in diamond exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring for diamonds in Canada's North before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001. Mr. Chernish will be instrumental in the future exploration and expansion of the Tyler Diamond Property portfolio.

Mr. James Devonshire has been appointed the Chairman and Chief Executive Officer of the Company.

Tyler Resources Inc. is an exploration company with a promising diamond exploration portfolio in the Northwest Territories and Coronation Gulf, base and precious metal prospects in Mexico and a gold property in Saskatchewan.

"B. O'Neill"

B. O'Neill, Secretary

File No.
82-3881

TYLER RESOURCES INC.

#1000, 800 – 5TH Avenue S.W., Calgary, Alberta, T2P 3T6 Phone: (403) 269-6753, Fax: (403) 266-2606

CDNX SYMBOL: TYS **NEWS FOR RELEASE: December 20, 2001**
NEWS RELEASE: 01-13

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish**
Web: http://www.tylerresources.com

New Officers Appointed

Calgary, Alberta-- Tyler Resources Inc. is pleased to announce the recent appointment of Mr. Jean-Pierre Jutras, P.Geol, as a new member of its Board of Directors and as President and Chief Operating Officer. Mr. Jutras is a Professional Geologist who graduated with honors in Geology from the University of Alberta in 1991. He has been actively employed in many facets of the exploration industry for the last 10 years in over 9 countries. Mr. Jutras also serves as a director and officer of a number of publicly listed companies and served as Interim President for Tyler Resources from June to November, 2001.

The Company would also like to welcome Mr. Regan Chernish, P.Geol, as Vice-President of Exploration. Mr. Chernish brings to the Company a wealth of "hands-on" experience in diamond exploration from his last 10 years of work in Canada's Northwest Territories. During that time, Mr. Chernish has worked extensively as a Consultant with Covello Bryan and Associates, providing services to companies exploring for diamonds in Canada's North before working as Project Geologist for Diavik Diamond Mines Inc. from 1997 to 2001. Mr. Chernish will be instrumental in the future exploration and expansion of the Tyler Diamond Property portfolio.

Mr. James Devonshire has been appointed the Chairman and Chief Executive Officer of the Company.

Tyler Resources Inc. is an exploration company with a promising diamond exploration portfolio in the Northwest Territories and Coronation Gulf, base and precious metal prospects in Mexico and a gold property in Saskatchewan.

"B. O'Neill"

B. O'Neill, Secretary